Exhibit 10.1

Polycom, Inc. 6001 America Center Drive San Jose, CA 95002	TEL 408-586-6000	www.polycom.com

November 20, 2013

Delivered by Email

Mr. Peter Leav

Dear Peter:

Thank you for your interest in joining Polycom, Inc. (“Polycom” or the “Company”). We are pleased to extend to you the following offer:

1.	Title and Position: Your title and position will be President and Chief Executive Officer of the Company. You will be employed on a full-time basis and will report to the Company’s Board of Directors (the “Board”). This is an exempt professional position located in San Jose, California.

2.	Board Membership: You will be appointed to serve as a director of the Company within thirty (30) days of your commencement of employment. Thereafter, for as long as you remain Chief Executive Officer of the Company, the Company will place your name on the list of nominations as a candidate to be elected as a member of the Board subject to stockholder vote and take such actions as may be necessary or appropriate to support your election to the Board. Notwithstanding the foregoing, you agree to resign immediately from the Board in the event that you cease to be the Chief Executive Officer of Polycom.

3.	Duties: Your duties will be consistent with your title and position as President and Chief Executive Officer of the Company, and any other duties reasonably assigned or requested by the Board.

4.	Salary: Your annualized base salary will be $700,000, which will be subject to applicable tax withholdings and payable in accordance with the Company’s payroll policy. Your base salary will be subject to annual review and adjustment by the Board, in its sole discretion.

5.	Annual Bonus. Beginning in 2014, you will be eligible to participate in any bonus plans or programs maintained from time to time by Polycom for its executive officers on such terms and conditions (including any applicable performance criteria) as determined by the Board, in its sole discretion, after consultation with you. For 2014, your target bonus opportunity will be equal to 125% of your annual base salary earned during the year. You will receive additional details regarding Polycom’s bonus plans and the applicable performance metrics upon your hire.

6.	Signing Bonus: The Company will pay you a signing bonus in an amount equal to $2,000,000, less applicable tax withholdings. This signing bonus will be provided as a lump sum cash payment within thirty (30) days following the date that your employment with the Company commences (such employment commencement date, the “Start Date”), provided that you are employed with the Company on such date. In the event that you voluntarily terminate your employment with Polycom without “Good Reason” or Polycom terminates your employment due to “Cause,” and (a) such termination occurs on or before the one (1) year anniversary of your Start Date, then you will be required to repay to Polycom one hundred percent (100%) of the after-tax amount of the signing bonus, or (b) if such termination occurs after the one (1) year anniversary of your Start Date but on or before the two (2) year anniversary of your Start Date, you will be required to repay to Polycom fifty percent (50%) of the after-tax amount of the signing bonus, in each case within fifteen (15) days following the date of your employment termination with Polycom.

For purposes of this Section 6, the term “Cause” will have the meaning as defined in Polycom’s Executive Severance Plan (the “Severance Plan”). “Good Reason” will have the meaning as defined in Section 12 herein or in the event that a termination of your employment with Polycom occurs during the period beginning on the date of Polycom’s Change of Control (as defined in the Severance Plan) and ending on the date twelve (12) months following the Change of Control (such period, the “Change of Control Period”), or as defined in the Change of Control Severance Agreement to be entered into between you and Polycom (the “Severance Agreement”) (see Section 10 below).

Notwithstanding the foregoing, for purposes of the signing bonus under this Section 6, a termination of your employment with Polycom as a result of your death or Disability (as that term is defined in the Severance Plan if your employment termination occurs other than during the Change of Control Period or in the Severance Agreement if your employment termination occurs during the Change of Control Period) will not require the repayment of your signing bonus under this offer letter.

7.

Equity: Effective as of your Start Date and subject to the Board’s approval, you will be granted full value awards covering 700,000 shares of Polycom common stock (“Shares”), consisting of 350,000 Shares subject to a time-based restricted stock unit award (the “RSU Award”) and 350,000 Shares subject to a performance share award (the “Performance Award”). The RSU Award will be scheduled to vest as to fifty percent (50%) of the underlying Shares on the one (1) year anniversary of your Start Date, and as to twenty-five percent (25%) of the underlying Shares on each of the two (2) and three (3) year anniversaries of your Start Date, subject to your continued employment with the Company through each relevant vesting date or as otherwise expressly provided for herein. The Performance Award will be eligible to vest in accordance with the terms and conditions as determined by the Board, in its sole discretion and subject to continued employment with the Company through any applicable vesting dates or as otherwise expressly provided for herein. The maximum payout opportunity under the Performance Award will be one hundred fifty percent (150%) of the target number of Shares subject thereto. Each of the RSU Award and Performance Award will be granted under the Company’s existing equity incentive plan or other plan (e.g., an inducement plan) established by the Company, and subject to an award agreement thereunder, as determined by the Board in its sole discretion. You will be considered for eligibility to receive additional yearly equity awards commencing in 2015, as determined by the Board, in its sole discretion.

8.	Benefits: Polycom provides a competitive benefits package to all full-time, regular employees. You will be eligible to participate in Polycom’s existing generally available benefit plans at the same levels as Polycom’s other executive officers, subject to eligibility and other requirements of such plans, as determined by the Company. You also are eligible for flexible time off pursuant to Polycom’s flexible time off policy applicable to Vice Presidents and above. The Company may modify or terminate its benefits programs and arrangements from time to time as necessary or appropriate.

9.	Relocation Benefits: Polycom will handle the physical relocation of household goods; please contact Elisa Gilmartin at Elisa.Gilmartin@polycom.com to make arrangements for your relocation. You also will receive two round-trip coach tickets for you and your companion to travel to San Jose, California, for a house hunting/area familiarization trip. If needed, Polycom will arrange for up to six (6) months of your temporary living and storage of your household goods. All relocation benefits provided to you will be subject to the terms and conditions of Polycom’s existing relocation policy and guidelines. In the event that you voluntarily terminate your employment with Polycom without “Good Reason” or Polycom terminates your employment due to “Cause,” and (a) such termination occurs on or before the one (1) year anniversary of your Start Date, you will be required to repay to Polycom one hundred percent (100%) of the after-tax amount of the relocation benefits that Polycom provided to you within fifteen (15) days following the date of your employment termination with Polycom.

For purposes of this Section 9, the term “Cause” will have the meaning as defined in Polycom’s Executive Severance Plan (the “Severance Plan”). For purposes of this Section 9, “Good Reason” will have the meaning as defined in Section 12 herein or in the event that a termination of your employment with Polycom occurs during the period beginning on the date of Polycom’s Change of Control (as defined in the Severance Plan) and ending on the date twelve (12) months following the Change of Control (such period, the “Change of Control Period”) as defined in the Change of Control Severance Agreement to be entered into between you and Polycom (the “Severance Agreement”) (see Section 10 below).

Notwithstanding the foregoing, for purposes of the relocation benefits under this Section 9, a termination of your employment with Polycom as a result of your death or Disability (as that term is defined in the Severance Plan if your employment termination occurs other than during the Change of Control Period or in the Severance Agreement if your employment termination occurs during the Change of Control Period) will not require the repayment of your relocation benefits under this offer letter.

10.

Change of Control Severance Agreement: You will be eligible to receive severance benefits under certain circumstances pursuant to the Severance Agreement to be entered into between you and Polycom, in substantially the form attached as Exhibit A to this offer letter, as determined by the Board in its sole discretion. If your employment with Polycom is terminated due to your death or Disability (as defined in the Severance Agreement) or by Polycom other than for Cause (as defined in the Severance Agreement), or you terminate your employment with Polycom for Good Reason (as defined in the Severance Agreement) and in each case your employment termination occurs during the Change of Control Period, you will receive (a) a lump sum cash payment in an aggregate amount equal to two (2) times your base salary plus two (2) times your target bonus (less applicable tax withholdings), (b) a lump sum cash payment in an amount equal to twenty-four (24) months of continued medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) under Polycom’s health plans based on your plan elections in effect immediately prior to your termination of employment with Polycom (less applicable tax withholdings), and (c) accelerated vesting of all of your then-outstanding and unvested equity awards, with any performance goals subject to such equity awards deemed achieved at the target levels. The specific terms of these severance benefits will be subject to and set forth in the Severance Agreement to be entered into between you and Polycom. These severance benefits are subject to your entering into a release of claims in favor of Polycom and such other conditions as set forth in the Severance Agreement.

11.	Executive Severance Plan Participation: You will be eligible to participate in the Severance Plan, a copy of which is attached as Exhibit B to this offer letter, subject to the terms and conditions of the Severance Plan. The Severance Plan will be amended to provide (i) that for purposes of this Section 11 that Good Reason will be defined as set forth in Section 12 herein and (ii) that while you are Polycom’s Chief Executive Officer, if your employment with the Company is terminated by Polycom other than for Cause (as defined in the Severance Plan) and other than due to your death or Disability (as defined in the Severance Plan), or you terminate your employment with Polycom for Good Reason (as defined in Section 12 herein) and in each case your employment termination occurs other than during the Change of Control Period, your severance benefits under the Severance Plan will consist of the following: (a) a lump sum cash payment in an aggregate amount equal to eighteen (18) months of your base salary plus one and one-half (1.5) times your target bonus (less applicable tax withholdings), (b) a lump sum cash payment in an amount equal to eighteen (18) months of continued medical coverage pursuant to COBRA under Polycom’s health plans based on your plan elections in effect immediately prior to your termination of employment with Polycom (less applicable tax withholdings), and (c) with respect to any of your then-outstanding and unvested equity awards covering Shares that are subject only to time-based vesting, the accelerated vesting of the portion of such equity awards as if you otherwise had remained employed with the Company through the date eighteen (18) months following the date of your termination of employment with the Company. These severance benefits are subject to your entering into a release of claims in favor of Polycom and such other conditions as set forth in the Severance Plan.

12.

Good Reason: “Good Reason” means the occurrence of one or more of the following, without your express written consent: (i) a material reduction of the Employee’s duties, title, authority or responsibilities, relative to the Employee’s duties, title, authority or responsibilities as in effect immediately prior to such reduction, (ii) while you remain Chief Executive Officer of the Company, the Board’s failure to nominate or take such commercially reasonable actions as may be necessary or appropriate to support your election to the Board; (iii) a substantial reduction of the facilities and perquisites (including office space and location) available to you immediately prior to such reduction, other than any such reduction that also applies to substantially all other executive officers of the Company; (iv) a reduction by the Company of your base compensation or target annual bonus opportunity as in effect immediately prior to such reduction, other than a reduction of not more than fifteen percent (15%) of your base compensation or target annual bonus opportunity that also applies to substantially all other executive officers of the Company; (v) a material reduction by the Company in the kind or level of benefits to which you were entitled immediately prior to such reduction with the result that your overall benefits package is significantly reduced, other than any such reduction that also applies to substantially all other executive officers of the Company; or (vi) your relocation to a facility or a location more than thirty-five (35) miles from your present location.

13.	Attorneys’ Fees: Upon your Start Date, the Company will reimburse you reasonable attorneys’ fees incurred in the negotiation, preparation, and execution of this offer letter in an amount not to exceed $35,000, which will be paid within thirty (30) days following your submission of proper documentation of the fees to be reimbursed, but in no event later than March 15, 2014.

14.	Business Expenses. Polycom will reimburse you for reasonable travel, entertainment or other expenses incurred by you in the furtherance of or in connection with the performance of your duties hereunder, in accordance with Polycom’s expense reimbursement policy as may be in effect from time to time.

15.	Indemnification and Insurance. Subject to applicable law, you will be provided indemnification pursuant to Polycom’s Bylaws and standard form of Indemnification Agreement, including defending you in an action or proceeding brought against you in your capacity as an executive or director of Polycom, and coverage under any directors and officers insurance policies (so long as the Company maintains such coverage for its executive officers), in each case as determined by the Board, but on terms no less favorable than as provided to other executive officers and Board members of the Company.

16.	Non-solicitation. During your employment with the Company and for a period of twelve (12) months following your termination of employment with the Company (the “Obligation Period”), you agree not to directly or indirectly solicit, induce, recruit, or encourage any of the Company’s employees to leave their employment, or take away such employees, either for your benefit or on behalf of another entity; provided, however, this provision is not enforceable with respect to your administrative assistant.

17.	Non-disparagement. You will not knowingly disparage, criticize, or otherwise make any derogatory statements regarding the Company, its directors, or its officers during the Obligation Period. The Company will instruct its officers and directors not to knowingly disparage, criticize, or otherwise make any derogatory statements regarding you during the same period. However, nothing in this offer letter will be deemed to restrict you from providing truthful information to any governmental or regulatory agency or body (or in any way limit the content of any such information) to the extent you are required to provide such information pursuant a subpoena, applicable law or regulation, or any governmental investigation or audit relating to the Company or any parent or subsidiary of the Company. Similarly, nothing in this offer letter will be deemed to restrict the Company, its directors, and/or its officers from providing truthful information to any governmental or regulatory agency or body (or in any way limit the content of any such information) to the extent the Company, its directors, and/or its officers are required to provide such information pursuant a subpoena, applicable law or regulation, or any governmental investigation or audit relating to you, the Company or any parent or subsidiary of the Company.

18.	Arbitration.

a.	Arbitration. In consideration of your service to the Company, its promise to arbitrate all employment related disputes and your receipt of the compensation, any pay raises and any other benefits paid to you by the Company, at present and in the future, you agree that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from your service to the Company under this offer letter or otherwise or the termination of your service with the Company, including any breach of the terms of this offer letter, will be subject to binding arbitration under the Arbitration Rules set forth in California Code of Civil Procedure Section 1280 through 1294.2, including Section 1283.05 (the “Rules”) and pursuant to California law. Disputes which you agree to arbitrate, and thereby agree to waive any right to a trial by jury, include any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, claims of harassment, discrimination or wrongful termination and any statutory claims. Executive further understands that your agreement to arbitrate also applies to any disputes that the Company may have with you.

b.	Procedure. You agree that any arbitration will be administered by the Judicial Arbitration and Mediation Services (“JAMS”) and that a neutral arbitrator will be selected in a manner consistent with its National Rules for the Resolution of Employment Disputes. All arbitration proceedings will be held in Santa Clara County, California. The arbitration proceedings will allow for discovery according to the rules set forth in the Employment Arbitration Rules and Procedures of JAMS (the “JAMS Rules”) or California Code of Civil Procedure. You agree that the arbitrator will have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss and demurrers, prior to any arbitration hearing. You agree that the arbitrator will issue a written decision on the merits. You also agree that the arbitrator will have the power to award any remedies, including attorneys’ fees and costs, available under applicable law. You understand the Company will pay for any administrative or hearing fees charged by the arbitrator or JAMS except that with respect to any arbitration you initiate, you will pay the amount you otherwise would have been required to pay to file a claim in court. You agree that the arbitrator will administer and conduct any arbitration in a manner consistent with the Rules and that to the extent that the Rules conflict with the Rules, the Rules will take precedence.

c.	Remedy. Except as provided by the Rules, arbitration will be the sole, exclusive and final remedy for any dispute between you and the Company. Accordingly, except as provided for by the Rules, neither you nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator will not order or require the Company to adopt a policy not otherwise required by law which the Company has not adopted. The prevailing party in any arbitration proceeding will be entitled to recover from the losing party all costs that it has incurred as a result of such proceeding, including but not limited to, all reasonable travel costs and reasonable attorneys’ fees.

d.	Availability of Injunctive Relief. In addition to the right under the Rules to petition the court for provisional relief, you agree that any party also may petition the court for injunctive relief where either party alleges or claims a violation of this offer letter or the Proprietary Information and Invention Agreement or any other agreement regarding trade secrets, confidential information, non-solicitation or Labor Code §2870. In the event either party seeks injunctive relief, the prevailing party will be entitled to recover reasonable costs and attorneys’ fees.

e.	Administrative Relief. You understand that this offer letter does not prohibit you from pursuing an administrative claim with a local, state or federal administrative body such as the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission or the workers’ compensation board. This offer letter does, however, preclude you from pursuing court action regarding any such claim.

f.	Voluntary Nature of Offer Letter. You acknowledge and agree that you are executing this offer letter voluntarily and without any duress or undue influence by the Company or anyone else. You further acknowledge and agree that you have carefully read this offer letter and that you have asked any questions needed for you to understand the terms, consequences and binding effect of this offer letter and fully understand it, including that YOU ARE WAIVING YOUR RIGHT TO A JURY TRIAL. Finally, you agree that you have been provided an opportunity to seek the advice of an attorney of your choice before signing this offer letter.

19.	Governing Law. The validity, interpretation, construction and performance of this offer letter will be governed by the laws of the State of California (with the exception of its conflict of laws provisions). The Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California will have exclusive jurisdiction and venue over all controversies in connection with the Agreement.

20.	Prevailing Party Attorneys’ Fees. In the event that either party brings an action to enforce or effect its rights under this offer letter, the prevailing party will be entitled to recover any reasonable attorneys’ fees incurred in connection with such an action.

You hereby represent to Polycom that you are under no obligation or agreement that would prevent you from becoming an employee of Polycom or that would adversely impact your ability to perform the expected services, including without limitation any non-solicitation and non-competition agreement.

Adherence to Company rules and regulations also is a condition of employment. Polycom is an equal opportunity employer.

This offer is contingent upon the following: (1) your execution of Polycom’s Proprietary Information and Invention Agreement, which, among other things, requires that you will not, during your employment with Polycom, improperly use or disclose any proprietary information or trade secrets of any former employer and will not bring onto Polycom premises any confidential or proprietary information of any former employer unless that employer has consented to such action in writing; (2) your execution of Polycom’s Proprietary Information Obligations Checklist concerning your obligation to protect and not bring to Polycom the proprietary information of any other company between the date of this offer letter and the date you begin employment with Polycom;

(3) your ability to provide the Company with the legally required proof of your identity and authorization to work in the United States; (4) the satisfactory results of the background investigation and reference checks; and (5) understanding of, and commitment to, the standards and policies contained in Polycom’s Code of Business Ethics and Conduct.

This offer letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral. Your employment relationship with the Company will be considered “at will,” which means that either you or the Company may terminate your employment with the Company at any time and for any reason or for no reason.

Sincerely,

/s/ Kevin
Kevin T. Parker
Chairman of the Board of Directors and Interim Chief Executive Officer Polycom, Inc.

Accepted by:	/s/ Peter Leav
Peter Leav

Date:	11-22-2013

Start Date: